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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934






                              iBIZ TECHNOLOGY CORP.
           ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)


             Florida                                            86-0933890
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 (State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                             Identification No.)


 1919 West Lone Cactus, Phoenix, Arizona                           85021
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 (Address of principal executive offices)                         (Zip Code)


Issuer's telephone number, including area code:                (623) 492-9200
                                                            --------------------

           Securities to be registered under Section 12(b) of the Act:

                                      None


           Securities to be registered under Section 12(g) of the Act:

                     Common stock, $.001 par value per share
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PART I

                             DESCRIPTION OF BUSINESS

iBIZ HISTORY

                  iBIZ Technology Corp. (the "Company") was originally incorporated under the laws of the State of Florida in 1994. From its incorporation through December 31, 1998, the Company operated as a development stage company with no operations or revenues while it sought to identify a strategic business combination with a private operating company. Effective January 1, 1999, the Company entered into a Plan of Reorganization and Stock Exchange Agreement with INVNSYS Technology Corporation ("INVNSYS") and various shareholders of INVNSYS (the "Reorganization"). As a result of the Reorganization, INVNSYS became a wholly-owned subsidiary of the Company. On February 1, 1999, INVNSYS Technology Corporation changed its name to iBIZ Technology Corp.

                  INVNSYS (formerly known as SouthWest Financial Systems, Inc.) was founded in 1979. Under the direction of INVNSYS' founder, Kenneth Schilling, the Company initially focused on distributing front-end bank branch automation computer systems for networking applications. The Company acted as a regional distributor for SHARP Electronics ("SHARP"), a privately held Japanese manufacturer of computers and electronic devices. In addition, the Company also distributed the products of Billcon Company, Ltd., and Glory, manufacturers of bank automation and money processing systems.

                  In 1985, INVNSYS became a master distributor of SHARP products and acquired the exclusive rights to distribute SHARP products to financial institutions in the western United States. Between 1987 and 1990, INVNSYS won various awards from SHARP for outstanding sales performance. Also during this time, the Company began to participate in the design of computer systems for financial institutions. In cooperation with Wells Fargo Bank and SHARP, the Company produced the first plain paper facsimile machine in 1990.

                  In 1992, INVNSYS began to design and build its own computer systems, focusing on integrated systems for the banking industry. In 1993, the Company terminated its relationship with SHARP and focused on developing its own products. In 1994, INVNSYS began working in conjunction with Epson America, a leading manufacturer of point-of-sale computer products, in the development of products for the banking industry. For example, INVNSYS designed a software program which enabled Epson transactional printers to produce cashier's checks, an industry innovation. In addition, in cooperation with Epson, INVNSYS designed and marketed a stackable computer system for financial institutions. In 1996, INVNSYS produced its first entry into the market for complete computer systems with its Vision 2000 Multimedia Notestation, an Intel Pentium-based computer/printer combination. In October 1998, INVNSYS began to market its current line of business transaction computers, the iT series.

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                  The Company's principal offices are located at 1919 West Lone
Cactus, Phoenix, Arizona 85021. The Company maintains a website at www.ibizcorp.com. The information on the website should not be considered part of this Form 10-SB.

PRODUCTS

                  Through its operating subsidiary, INVNSYS, the Company engages in the business of designing, manufacturing and distributing small-footprint desktop computers, transaction printers, general purpose financial application keyboards, numeric keypads, cathode ray tube ("CRT") and liquid crystal display ("LCD") monitors and related products. The Company also markets a line of original equipment manufacturer ("OEM") notebook computers and distributes a line of Epson transactional printers.

                  The Company's continued success is dependant upon the introduction of new products and the enhancement of existing products. The Company is actively engaged in the design and development of additional computers and peripherals to augment its present product line. Currently, the Company designs many of its products in-house. The Company employs a four-person product design and development staff which is managed directly by Kenneth Schilling. During 1998, the Company spent approximately Two Hundred Thousand Dollars ($200,000.00) on research and development and expects to spend approximately Five Hundred Thousand Dollars ($500,000.00) on these activities in fiscal 1999.

                  Because of the rapid pace of technological advances in the personal computer industry, the Company must be prepared to design, develop, manufacture and market new and more powerful hardware products in a relatively short time span. While the Company believes that it has been successful to date in accomplishing that goal, there can be no assurance that it will continue to do so in the future.

                  Business Application Small Footprint Computers

                  The Company believes its iT-8000 has the smallest footprint of any desktop personal computer in the industry. (A "footprint" is the amount of desk space the computer terminal covers.) The iT-8000 provides the convenience of a small footprint and the power of a traditional desktop unit. The iT-8000's compact dimensions allow it to be installed in areas where the physical space available to install a computer is limited. These applications include corporate workstations, branch bank teller platforms, supermarkets and other retail point-of-sale ("POS") machines. The iT-8000 is also suited to other space-conscious settings such as a hospital patient bedside.

                  Standard features include extra serial ports for attaching peripheral devices such as magnetic card readers or check readers and a built-in LAN connection. Currently, the iT-8000 may be configured with Intel Pentium processors with MMX Technology (75Mhz through 233Mhz), from 2 to 256 megabyte ("MB") random access memory


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("RAM"), a standard 2.5" hard drive, providing current industry capacity of up to 13 gigabyte ("GB"), and 10.4", 12.0" or 13.3" color LCD panels.

                  Personal Computers

                  Capitalizing on its knowledge and success in designing computer systems for the financial institution industry, the Company has expanded its product line to include personal home computers.

                  Sahara. The Sahara Databook is a small footprint desktop computer which integrates optional Intel Pentium II/III processor power, simplified networking and sophisticated manageability features into a compact form. The Company believes its flexible design allows original equipment manufacturers ("OEMS") to deliver a range of uses, from a fully-featured corporate workstation to a stripped-down network personal computer. The Sahara is sold in four basic configurations, each allowing customers to pick the options most suitable for their purposes.

                  Safari. The Safari is a small footprint computer with a full array of local area network ("LAN"), P.O.S., entertainment and internet applications. The Safari is offered with a range of processors including Intel Pentium, Cyrix, IBM, and AMD may provide up to 256 MB RAM, and can be equipped with an optional LCD panel, 20X Slim Size CD-ROM drive and a 3D full duplex sound module.

                  Keyboards

                  Historically, the Company has designed and marketed a range of keyboards and numeric keypads for financial institutions. Such products currently include the Geno 628 data pad, the Serial data numeric-only key pad, the ACK-540GP keyboard, and the TV-3682, a space-efficient keyboard designed for bank branch teller applications. The TV-3682 is encoded with a proprietary software which allows the keyboard to be used with any computer without the need to install a driver. To aid numeric input, the numeric pad is given prominence over the alpha pad. The TV-3682 also incorporates a touchpad mouse with no moving parts, which saves space and improves reliability.

                  Capitalizing on the expanding market for powerful, handheld organizers, the Company recently introduced its KeySync Keyboard ("KeySync"). The KeySync directly connects to all Palm devices, including the Palm5, PalmPilot and PalmIII produced by 3COM, and allows users to more easily input data into their organizers. The KeySync is integrated with the Palm products through KeyLink software, exclusively designed for and licensed to the Company.

                  The KeySync's dimensions are 10" x 4-1/2" x 1-1/4" (LxWxH), and offers a sixty-two (62) key keyboard, six (6) programmable function keys and uses three (3) "AAA" batteries to minimize draining the Palm's battery. In addition to Palm products, future


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KeySync releases may also be used as an input device to function with the Casio
Cassiopeia, Everex Freestyle, and Philips Nino Palm PC handheld organizer product lines.

                  Palm Pilot Accessories

                  The Company recently began selling a foldable cradle to hold the various Palm Pilot products. Management believes this cradle is easier to use than the products offered by competitors. The Company also began selling a 12-volt power adapter to enable recharging the batteries used in the Palm Pilot in a vehicle's cigarette lighter.

                  Displays and Monitors

                  The Company also offers a line of space-saving, zero-emission LCD flat panel displays under the name "iView." The Company believes these LCD monitors provide superior viewing angles, graphic display and brightness over conventional monitors while consuming less energy. Moreover, LCD panels do not flicker like conventional CRT monitors, thus reducing eye strain and user fatigue. The Company's LCD panels take up less than one-tenth of the space needed for an equivalent cathode ray tube ("CRT") monitor and are some of the thinnest available on the market. The Company believes that the flat LCD panel gives the monitor a competitive edge over conventional CRT products by providing equivalent screen sizes in less space.

                  The computer industry is currently experiencing a shortage of LCD panels. To date, the Company has been able to obtain adequate supplies of LCD panels and has not experienced any significant production delays as a result of the shortage. However, if the shortage continues and the Company's demand increases, the Company may experience difficulties in meeting customer demand.

                  The Company also offers a range of conventional CRT monitors in sizes 14 to 21 inches with digital controls.

                  Planned Product Introductions

                  Thin-client Terminals. Presently, the Company is developing a line of "thin-client" computers. Thin-client computers are scaled down devices with limited memory and no local storage capability designed to be integrated with a centralized server. In a thin-client environment, network software applications remain on the server, while the terminal functions as the gateway to the system. The Company believes thin-client systems offer increased manageability and better security as all applications run on the server and not the terminal.

                  The Company's thin-client computer, the iTerm-8000 (a derivative of the iT-8000), will support up to a 233 Mhz processor, 128 MB RAM, optional floppy and hard drives, and offers an attached LCD monitor. The iTerm 8000 will come with Citrix Systems,


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Inc. ("Citrix") Independent Computing Architecture ("ICA") as the server application which will be compatible with Citrix MetaFrame and WinFrame software.

                  iT-9000. The Company is currently developing a new small footprint Pentium II/III computer with attachable LCD monitor, currently called the iT-9000. The iT-9000 combines numerous technologies into less than one square-foot of desktop space. As a highly flexible, open-architecture platform, the iT-9000 can be configured for multiple computing roles. The iT-9000 will provide functions for visual Internet access, in-home video monitoring, family message center, home security, home control and high-resolution television reception. The Company believes that by eliminating the necessity to assemble numerous electronic components, the iT-9000 will present an all-in-one solution to office desktop overcrowding. With its optional under-cabinet mounting, the Company believes the iT-9000 will provide a solution to extremely limited home and office work areas.

                  The iT-9000 will offer a flip-down LCD panel, and will utilize the latest Pentium III processor technology. The iT-9000 is undergoing final product evaluation and has an anticipated consumer delivery slated for the fourth quarter of 1999 or the first quarter of 2000.

                  Lapboard. The Company is also in the final stages of development of a wireless keyboard to be marketed under the name "Lapboard." This keyboard incorporates RF wireless technology and is suitable for a variety of applications including general computing, Web TV and Dish Technology. The Lapboard is ergonomically designed and features an elevated palm rest allowing the hands to be in a more natural position above the alpha keys, thus alleviating stress on the wrist. In addition, the Lapboard will offer a "bottom case" contoured for the user's lap. The Company has incorporated several flexible design elements into the Lapboard, such as an interchangeable pointing device for users who prefer a trackball instead of the standard mouse touchpad. A joystick module and a sixteen (16) key programmable keypad have also been designed as interchangeable elements. The Company currently anticipates full production of the keyboard for a November 1999 delivery.

                  OEM Notebook Computers

                  In addition to designing its own products, the Company also offers a complete line of competitively priced, build-to-order notebook computers manufactured by Twinhead Corporation and marketed under the name "iBook." Currently, the Company offers three (3) notebook models, the Apache, Phoenix and RoadRunner.

                   RoadRunner. The Company believes the RoadRunner offers powerful computing power in a lightweight design. At only 1" high and 3.7 pounds, the RoadRunner is half the weight of most competing notebooks.

                  The RoadRunner offers Intel Pentium processors with MMX Technology up to 366Mhz, as well as Pentium III processors, a built in 56k fax/modem, external FDD/24X


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CD-ROM module or DVD drive, a full size keyboard and a full 12.1" TFT screen offering resolution as high as 800 x 600 pixels. The RoadRunner offers 32 MB of memory, which can be upgraded to 160 MB. Utilizing a patented (pending) battery auto calibration system and the notebook's Advanced Configuration and Power Interface ("ACPI") power management standard, which automatically monitors and optimizes battery use, the RoadRunner provides up to 2.5 hours of full battery usage.

                  Apache. The Apache offers high performance in an ultra-slim (1.54 mm high), compact unit. Models have a range of central processing units ("CPU's") from the Celeron MMC1 366Mhz to the fastest of mobile processors, the Dixon Pentium II MMC1 400Mhz. The Apache has a 16-bit stereo sound system with built-in stereo speakers and microphone supporting full-duplex sound, a 3D graphics system with 2 MB of video RAM operating over a 64-bit memory bus and a built-in 24X CD-ROM, which is interchangeable with a 2X DVD-ROM drive. The Apache offers resolution as high as 1024 x 768 pixels with its 13.3" (XGA) or 12.1" (SVGA) built-in TFT screen.

                  The Apache can be installed with up to 256 MB of memory using industry-standard Synchronous Dual in-line Memory Modules ("SO DIMM"). To improve slow input/output, the Apache also features a fast hard disk drive, an optional built-in 56 Kbps modem and a 32-bit CardBus PC card drive. The Apache also offers an infrared port which allows wireless file transfer and printing to other infrared-enabled systems.

                  The Company believes power saving is a major concern for notebook users. To address this issue, the Apache offers a processor which consumes up to forty percent (40%) less energy than a comparable desktop processor. In addition, the Apache has numerous user-controlled power management routines including suspend to RAM and suspend to disk. The Apache comes with a patented (pending) battery auto calibration system, which monitors and optimizes battery use automatically. Using ACPI in tandem with battery auto calibration, battery life can be extended to more than three (3) hours on one charge. The battery will automatically recharge in approximately four (4) hours when the AC adapter is plugged in and the notebook is in suspend mode.

                  The Company believes the Apache is designed to be user friendly. It offers OSD (On-Screen Display), which allows the user to see volume and brightness changes as made. Screen brightness can be changed with special hot keys. The modular 9.5 mm hard disk drive may be removed, thus allowing users to switch hard disk drives quickly and keep data secure.

                  Phoenix. The Company believes the Phoenix is a desktop computer replacement, providing the user with accelerated graphics in a portable package. This notebook is designed to provide all the functions of a powerful desktop multimedia system in a compact, lightweight notebook format. The Phoenix weighs 6.8 pounds and measures 12.2" x 9.8" x 1.6 (LxWxH). The Company believes it is slimmer and lighter than most other notebooks while providing superior performance and convenience.


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                  The Phoenix utilizes the latest Intel Pentium II 300 to 400
MHz processors. The notebook features a 10 GB hard disk drive, an optional built-in 56 Kbps modem, two (2) PC Card slots with integrated CardBus and Zoomed Video, an infrared port and a built-in 24X CD-ROM, which is interchangeable with a 2X DVD-ROM drive.

                  The Phoenix incorporates the latest 2X AGP-bus interface, which is four (4) times faster than the fastest PCI-bus. In addition, the Phoenix offers 4 MB of video RAM operating over a 64-bit memory bus, a VGA chip, and a hardware DVD accelerator with MPEG II support which allows users to watch full-screen video without dropping frames.

                  The Phoenix may be configured with a 1024 x 768 pixel built-in 13.3" or 14.1"(XGA) FTF screen and may be connected to an external monitor or television via built-in ports.

                  For sound applications, the Phoenix offers the ESS Maestro-2M PCI, which is the latest industry standard, is compatible with the 16-bit Sound Blaster Pro, and supported by Microsoft DirectAudio and Direct 3D for use in Windows NT 5.0 or Windows 98 systems. It features integrated 3D audio effects as well as dual channel full duplex operation.

                  The Phoenix comes with an Intel MMC2 CPU module, which allows for easy upgrades. In addition, the notebook's modular design allows for several configurations. The notebook may be configured with anywhere from 32 to 256 MB of RAM. The modular hard disk drive may be removed and replaced with an alternate drive. Users also have the choice of 24X CD-ROM or 2X DVD-ROM, depending on their needs. Also available in the Phoenix is an LS-120 drive, which reads and writes to 120MB Superdisks as well as standard 3.5" floppy disks. An additional expandability option for the Phoenix is the proprietary port replicator, which duplicates all of the connectors that are available on the rear side of the notebook and adds one extra PS/2 port, one stereo line-out connector and a Game/MIDI port.

                  For communications, the Phoenix offers an optional 56 Kbps fax/modem which facilitates dial-up networking, a full duplex sound system and built-in microphone and stereo speakers which allow the Phoenix to be installed with voicemail and speakerphone functions. Network connections are possible through a 32-bit CardBus slot. In addition, the Phoenix offers an infrared port which allows wireless file transfer and printing to other infrared-enabled systems.

                  The Phoenix supports all the new functions provided with the Windows 98 operating system. Power management is optimized with an advanced power management system. Whenever the notebook's processor is not operational for a short time, the processor becomes idle so that it consumes less power. When the processor resumes working, it returns to full speed almost instantaneously with no loss of performance. The Phoenix also supports the patented (pending) battery auto calibration system, which monitors and optimizes battery use at the touch of a key, ensuring longer battery life.


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                  Epson Computers and Peripherals

                  The Company is an authorized distributor of Epson computers and peripherals. The Company distributes the Epson TM-U325, a low cost, high speed transaction printer. In addition, the Company distributes the Epson TM-U375, a high speed transaction printer which has the ability to prepare and print cashier's checks and money orders, including signatures. Management believes this feature is not available in competing products and the inclusion of this product increases the Company's ability to offer proprietary products in the marketplace.

                  Currently, the Company distributes refurbished models of Epson's iT-U375, a combination computer/printer. This hybrid offers a computer in the base of a transaction printer, thereby reducing the space required for operation. Originally manufactured for the retail POS market, the Company currently utilizes this product in financial institution applications.

                  The Company intends to offer an internet service provider offering a reduced monthly rate for customers who purchase the Company's hardware or peripherals. Many of the Company's competitors presently offer similar services. Management believes this Internet service will expand its ability to market and sell its hardware products without suffering any significant decrease in margins. However, there is no assurance that competition's aggressive price reductions through implementation of a similar strategy won't negatively impact the overall profitability of the Company or that the Internet service will be effectively implemented.

SERVICES

                  The Company recently started a new line of business through hiring a Chief Technology Officer who has network integration service accounts with American Express and Motorola. The Company plans to expand its network integration servicing business as the market permits.

MARKETING, SALES AND DISTRIBUTION

                  The Company markets and distributes products directly to end users through a direct sales force, regional re-sellers, value-add providers in the banking and POS market and Internet commerce sites. The Company has a direct sales force of six (6) employees, directed by Mr. Schilling, who market the Company's products to financial institutions.

                  In addition to direct sales, the Company also sells its full range of products directly to retail customers through its website at www.ibizcorp.com. The website is linked to an Online Consumer site on Yahoo! Recently, the Company entered into an agreement with Cyberian Outpost, Inc. to market the Company's products on its website


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www.outpost.com. Management believes that direct sales to end users allows the
Company to more efficiently and effectively meet customer needs by providing products which are tailored for the customer's individual requirements at a more economical price.

                  The Company distributes a line of Epson computers and transactional printers. The Company participates in Epson's MasterVar program which provides the Company a non-exclusive right to sell, support and service Epson computer peripherals in the United States and Canada. In addition, the Company may sell Epson personal computers in conjunction with sales of Epson peripherals or the Company's products.

                  The Company also distributes its products to regional resellers and, to a lesser extent, national distributors. For example, the Company has entered into a vendor agreement for KeySync with MicroAge, Inc., one of the largest hardware distributors in North America. The Company believes this agreement will provide a major distribution channel for the Company's products.

                  In February 1999, the Company entered into a marketing agreement with Global Telephone Communication, Inc. ("Global"), whereby Global will market the Company's products in the Pacific Rim. Management believes that Global, through a joint venture with Pacific Assets International, will provide access to numerous banks throughout Asia, including Mainland China, Hong Kong, Taiwan, South Korea, Malaysia, Indonesia, and Japan. There is no assurance, however, that the Company will make any sales to such banks.

MANUFACTURING

                  The Company's products are engineered and manufactured by various entities in Taiwan. Currently, the Company has an agreement with DataComp, a private Taiwanese company, to manufacture the Company's keyboards and keypads. The Company's iT-8000 computers are currently manufactured by Puritron, a Taiwanese company. The Company's LCD's are manufactured by Sampo Technology, a Taiwanese manufacturer, and receive varying customization ranging from cosmetic items to enhancing components such as stereo speakers and touchpad screens from Acana Peripherals Corporation, a Taiwanese company. The Company's Sahara and Safari desktop computers are currently manufactured by First International Computer in Taiwan.

                  These manufacturers build the Company's products to the Company's specifications with non-proprietary components. Therefore, the vast majority of parts used in the Company's products are available to the Company's competitors. Although the Company has not experienced difficulties in the past relating to engineering and manufacturing, the failure of the Company's manufacturers to produce products of sufficient quantity and quality could adversely affect the Company's abilities to sell the products its customers demand.

                  The Company engages in final assembly, functional testing and quality control of its products in its Phoenix, Arizona facility. The Company's completion of the final stages


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of manufacturing allows the Company to ensure quality control for its products manufactured overseas.

                  The Company has entered into an agreement with Twinhead Corporation, a Taiwanese manufacturer of notebook computers ("Twinhead") to produce build-to-order notebook computers and a 15" LCD flat panel display. The design, engineering and manufacturing of the Company's notebook computers is done entirely by Twinhead. Management believes this relationship allows the Company to offer a broader range of products to its customers without the cost of research and development and manufacturing.

                  The Company has experienced no product delays or cancellation of orders as a result of the recent earthquake in Taiwan. Management believes that certain costs of components may face a temporary increase as a result of the earthquake, however, the Company believes most of the increase in costs will be recouped through increased prices paid by customers.

LICENSES

                  Citrix Systems, Inc. On December 30, 1998, the Company entered a licensing agreement with Citrix Systems, Inc. ("Citrix") for the use of Citrix Independent Computing Architecture ("ICA"), an emerging industry standard for server based computing (the "ICA Agreement"). Under the ICA Agreement, the Company is granted a non-exclusive, non-transferable right to incorporate ICA into Citrix-approved iBIZ products. The license is for a term of two (2) years and automatically renews for successive one (1) year periods unless either party gives notice of an intent to allow the agreement to expire at the end of the then current term.

                  In addition, the Company and Citrix have entered into a Citrix Business Alliance Membership Agreement dated February 22, 1999 (the "CBA Agreement"). For a membership fee, CBA membership entitles the Company to engineering, sales, and marketing support by Citrix, as well as access to beta releases of new Citrix products and discounted current software products.

                  Microsoft, Inc. In June 1999, the Company entered into an agreement with Microsoft, Inc. to become a OEM system builder. Participation in this program will allow the Company to install genuine Microsoft operating systems in selected applications with full support from Microsoft. In addition, this agreement entitles the Company to pre-production versions of Microsoft products and enables the Company to provide input into development and design of new products.

                  KeyLink Software License. The Company has an exclusive, perpetual license to use, distribute and offer for sale with associated hardware, the software which facilitates the connection between the KeySync keyboard and the 3COM Palm devices.


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PATENTS AND TRADEMARKS

                  The Company holds no United States or foreign patents for its products. However, the Company is currently assessing potential patent applications for keyboard products under development. In general, the Company believes that its continued success will depend primarily upon the technical expertise, creative skills, and management abilities of its officers, directors, and key employees rather than on patent ownership.

                  The Company has filed an application with the United States Patent and Trademark Office for the use of the names "iBIZ" and "KeySync" and is currently investigating various other product trademarks.

YEAR 2000 ISSUES

                  Management believes that all of the Company's current products are Year 2000 compliant. The Company is in the process of converting its internal systems for Year 2000 compliance and Management believes such conversion will be completed prior to December 31, 1999. The Company has not conducted an assessment of the impact of third-party's systems on the Company and the Company can give no assurance that failure of third-party systems will not have a material effect on the Company's operations. To date, the Company incurred no expenses related to Year 2000 issues.

SERVICE AND SUPPORT

                  The Company provides its customers with a comprehensive service and support program. The Company provides technical support to its customers via a toll-free telephone number as well as through its website. The number is available Monday through Friday 8:00 a.m. to 5:00 p.m., Arizona time. The Company maintains a staff of approximately ten (10) technical and customer support representatives who respond to telephone inquiries.

                  Also available on the Company's website are links to files for software patches and drivers used for software updates.

                  The Company's products have either a one year (1) or three year (3) limited warranty covering parts and service. In addition, the Company offers extended service agreements, which may extend warranty coverage for up to two (2) additional years. Under the Virtual Spare program, the Company provides replacement units by next-day shipment in the event a customer's unit fails. Under this program, customers have, at no additional expense, the option to have their existing hard-drive configuration installed on the replacement unit. The customer's units are then returned to the Company's Phoenix facility for service. Under the Company's On-Site program, customers have the ability to have a Company-owned spare on-site for immediate availability in the event of a failure. Failed units are then returned to the Company's facility for service and returned to replace the spare


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for future needs. The Company believes its Virtual Spare and On-Site programs eliminate the need for on-site technical support for the replacement units and reduce set-up time at customer facilities.

COMPETITION

                  The personal computer industry is highly competitive. The Company competes at the product level with various other personal computer manufacturers and at the distribution level primarily with computer retailers, on-line marketers and the direct sales forces of large personal computer manufacturers.

                  At the product level, the personal computer industry is characterized by rapid technological advances in both hardware and software development and by the frequent introduction of new and innovative products. There are approximately 100 manufacturers of personal computers, the majority of which have greater financial marketing and technological resources than the Company. Competitors at this level include IBM, Compaq, Dell, and Gateway 2000. Gateway 2000 and NEC, among other competitors, have recently introduced smaller desk top computers than have been manufactured in the past. However, those computers are targeted for the consumer and not for the corporate customer and are more expensive than the computers offered by the Company. The Company's main competitors for its planned product line of thin-client computer systems include specialty manufacturers such as WYSE Technology.

                  Competitive factors include product quality and reliability, price to performance characteristics, marketing capability, and corporate reputation. In addition, a segment of the industry competes primarily for customers on the basis of price. Although the companies are price competitive, the Company does not attempt to compete solely on the basis of price.

                  Management believes that it can compete effectively by providing computers and peripherals utilizing unique designs and space-saving qualities, such as small footprints. Although Management believes it has been successful to date, there can be no assurance that the Company will be able to compete successfully in the future.

CUSTOMERS

                  Throughout its history, the Company's ability to deliver innovative product designs and quality customer service has enabled it to provide products to major financial institutions including Wells Fargo, Bank of America, Security Pacific, Northrim Bank, and First Interstate Banks. Currently, no single customer accounts for more than ten percent (10%) of the Company's revenues.

EMPLOYEES; LABOR RELATIONS

                  As of August 15, 1999, the Company had approximately twenty-two (22) full-time employees. No employee of the Company is represented by a labor union or is subject to a collective bargaining agreement. The Company has never experienced a work-stoppage due to labor difficulties and believes that its employee relations are good.

FCC REGULATIONS

                  The Federal Communications Commission (the "FCC") has adopted regulations setting radio frequency emission standards for computing equipment. Management believes all of the Company's current products meet applicable FCC and foreign requirements.

                  The Company is in the process of exploring foreign operations. Many foreign jurisdictions require governmental approval prior to the sale or shipment of personal computing equipment and in certain jurisdictions such requirements are more stringent than in the United States. Any delays or failures in obtaining necessary approvals from foreign jurisdictions may impede or preclude the Company's efforts to penetrate such markets.

LITIGATION

                  The Company is not a party to any material pending litigation.

USE OF TRADEMARKS AND TRADENAMES

                  All trademarks and tradenames used in this Form 10-SB are the property of their respective owners.




            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


                  Through its operating subsidiary, INVNSYS, the Company designs, manufactures, and distributes small footprint desktop computers, transaction printers, general purpose financial application keyboards, numeric keypads, CRT's, LCD monitors and related products. The Company also markets a line of OEM notebook computers and distributes a line of Epson transactional printers.

SELECTED FINANCIAL INFORMATION.

                                                    Year Ended

                                          10/31/97               10/31/98

Statement of Operations Data

Net sales                                $ 2,350,459           $ 3,402,681
Gross profit                             $   771,019           $ 1,182,885
Operating income (loss)                  $  (478,036)          $    37,600
Net earnings (loss) after tax            $  (321,109)          $     7,863
Net earnings (loss) per share            $    (32.11)          $      0.79

                                          10/31/97               10/31/98

Balance Sheet Data

Total assets                             $   318,606           $   503,210
Total liabilities                        $ 1,821,151           $ 1,999,231
Stockholders' equity (deficit)           $  (511,197)          $  (345,233)

                                                   8 Months Ended

                                           6/30/98                6/30/99

Statement of Operations Data

Net sales                                $ 1,963,354           $ 1,509,777
Gross profit                             $   826,863           $   384,234
Operating income (loss)                  $   223,258           $  (579,345)
Net earnings (loss) after tax            $   270,878           $  (276,015)


Balance Sheet Data

Total assets                             $ 1,687,669           $ 1,263,869
Total liabilities                        $ 1,839,237           $ 1,232,345
Stockholders' equity (deficit)           $  (151,568)          $    31,524

RESULTS OF OPERATIONS.

Fiscal year ended October 31, 1998 compared to fiscal year ended October 31, 1997.

                  Revenues. Sales increased by approximately 45% from $2,350,459 for the fiscal year ended October 1997 to $3,402,681 for the fiscal year ended October 1998. The increase was mainly as a result of greater demand for the Company's iT business application products and new product introductions and shipments for its keyboards.

                  Cost of Sales. The cost of sales increased by approximately 41% from $1,579,440 in the fiscal year ended October 1997 to $2,219,796 in the fiscal year ended October 1998. The increase in cost of sales is attributable to a similar percentage increase in sales and reflects hardware costs which remained fairly stable over the two-year period.

                  Gross Profit. Gross profit increased from approximately $771,019.00 in October 1997 to $1,182,885.00 in October 1998. The increase resulted primarily from the increase in revenues coupled with a slight decline in the costs of products components.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased approximately 9% in the fiscal year ended October 1997 to the fiscal year ended October 1998. The decrease was primarily due to lower cost of components, parts and CPU's.

                  Interest Expense. Interest expense of $75,282 for the fiscal year ended October 1998 and of $74,147 for the fiscal year ended October 1997 was accrued on notes payable to Community First National Bank (primarily extended for working capital purposes).

                  Income Taxes. Because the Company incurred a loss of approximately $471,130 for the fiscal year ended October 1997, the Company obtained a refund of $150,021. For the fiscal year ended October 1998, the Company incurred taxes of $75,372 even though income before taxes was only $83,235. The significant tax on nominal income resulted from certain non-deductible expenses.

                  Net Earnings. A loss in fiscal year October 1997 of $150,021 increased to a profit of $75,372 for fiscal year ended October 1998. Profitability resulted primarily from a dramatic increase in sales and a decrease in selling, general and administrative expenses.

Eight months ended June 30, 1999 compared to eight months ended June 30, 1998.

                  Revenues. Sales decreased by approximately 23% from $1,963,354 in the eight month period ended June 1998 to $1,509,777 in the eight month period ended June 1999. The decrease was mainly as a result of the focus by management on raising financing for the Company and a transition to a new line of products.

                  Cost of Sales. The cost of sales of $1,136,492 in the eight month period June 1998 to $1,125,543 in the eight month period ended June 1999 remained almost constant.

                  Gross Profit. Gross profit decreased by approximately 54% from $826,863 in the eight month period June 1998 to $384,234 in the eight month period ended June 1999. The decrease resulted primarily from the decrease in revenues coupled with a slight increase in the cost of sales.

                  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased approximately 60% from $628,575 in the eight month period ended June 1998 to $963,579 for the eight month period ended June 1999. The increase was primarily due to costs of consulting paid in connection with the merger, legal and accounting fees associated with the merger and an increase in the salaries of the Company's key employees.

                  Interest Expense. Interest expense of $29,242 for the eight month period ended June 1999 and of $24,970 for the eight month period June 1998 was accrued on notes payable to Community First National Bank primarily extended for working capital purposes.

                  Net Earnings. Net earnings decreased from $270,878 for the eight month period ended June 1998 to a loss of $276,015 for the eight month period ended June 1999. The loss resulted from a dramatic increase in the selling, general and administrative expenses and a substantial decrease in revenues for the eight month period ended June 1999.

Liquidity and Capital Resources

                  For the year ended October 1997, the Company supplemented cash flow with proceeds from notes payable of approximately $138,000. At year end, the Company had an overdraft of $14,133. For the year ending October 1998, the Company received an advance from iBiz Technology Corp. (prior to the merger) for approximately $158,101. The Company also repaid notes of approximately $211,631. For the fiscal year ended October 1998, the Company had an overdraft of $13,500.

                  Historically, the Company has had significant problems with liquidity. It has been unable to generate sufficient internal cash flow to fund all of its obligations. Outside sources of financing consisting of bank loans have been insufficient. While the Company pays most of its suppliers in full prior to delivery of product by its manufacturers of hardware in Taiwan, its banking customers are not obligated to make payments until 30 days after delivery of products.

                  During 1999, the Company repaid $225,000 on an outstanding loan from Community First National Bank in the amount of $350,000 and delinquent payroll taxes, penalties and interest of approximately $260,000. The Company is in an industry subject to rapid obsolescence and change. It will continue to need to raise additional substantial funds for research and development and production of new products.

                  Beginning in November 1, 1998 and continuing through September 1, 1999, the Company raised approximately $842,911 though sales of its common stock. If at any time the Company is unable to raise financing through additional sales of common stock it may be forced into insolvency. There is no assurance that it can continue to raise funding through sales of equity.


                             DESCRIPTION OF PROPERTY

                  On July 1, 1999, the Company began leasing an approximately 15,000 square foot custom-built office building located at 1919 West Lone Cactus, Phoenix, Arizona. The facility is used for administration, design, engineering and assembly of products. The Company's lease ("Lease") is for a term of twenty-six and one-half years (26.5), with monthly rental payments of $12,800.00, subject to annual increases, plus taxes and operating costs.

                  The facility is leased from Lone Cactus Capital Group, L.L.C., a limited liability company in which Kenneth Schilling is a member. The Lease is personally guaranteed by Mr. Schilling and his wife, Diane. Management believes this new facility will provide adequate space to accommodate the Company's current plan of growth and expansion.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


                  The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of June 30, 1999, by:

-        all directors

- each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding common stock

-        each executive officer named in the Summary Compensation Table below

-        all directors and executive officers as a group

                  The number of shares beneficially owned by each director or executive officer is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under the SEC rules, beneficial ownership includes any shares as to which the individual has the sole or shared voting power or investment power. In addition, beneficial ownership includes any shares which the individual has the right to acquire within sixty (60) days of June 30, 1999, through the exercise of any stock option or other right. Unless otherwise indicated, each person listed below has sole investment and voting power (or shares such powers with his or her spouse). In certain instances, the number of shares listed includes (in addition to shares owned directly), shares held by the spouse or children of the person, or by a trust or estate of which the person is a trustee or an executor or in which the person may have a beneficial interest.


                                                                     Number of Shares of
                                                               Common Stock Beneficially Owned
--------------------------------------------------------------------------------------------------------------------
Name and Address of                                            Vested
 Beneficial Owner                             Shares        Options (1)       Total (1)          Percent (1)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling(2)                      --------          200,000         200,000               0.7%
8512 W. Via Montoya, Peoria, AZ 85382
Moorea Trust(2)                            12,120,000        ---------      12,120,000               46.6%
8512 W. Via Montoya, Peoria, AZ 85382
Terry S. Ratliff                            1,771,200          300,000       2,071,200               7.9%
5312 W. Westwind Drive, Glendale, AZ
   85310
Mark H. Perkins                             1,771,200          300,000       2,071,200               7.9%
16410 N. 9th Place, Phoenix, AZ  85022
All directors and officers as group        15,662,400          800,000      16,462,400               61.5%
   (3 persons)

(1) Includes options vested on June 30, 1999 and options which will become vested on or before August 29, 1999.

(2) Kenneth and Diane Schilling are husband and wife and hold the shares as trustees under the Moorea Trust dated December 18, 1991.

iBIZ Technology Corp. Stock Option Plan

                  The iBIZ Technology Corp. Stock Option Plan (the "Plan") provides for the grant of stock options to purchase common stock to eligible directors, officers, key employees, and service providers of the Company. The Plan covers an aggregate maximum of five million (5,000,000) shares of common stock and provides for the granting of both incentive stock options (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and non-qualified stock options (options which do not meet the requirements of Section 422). Under the Plan, the exercise price may not be less than the fair market value of the common stock on the date of the grant of the option. As of June 30, 1999, three million six hundred thirty-five thousand (3,635,000) options had been granted under the plan at an exercise price of $0.75 to $1.00.

                  The Board of Directors (the "Board") administers and interprets the Plan and is authorized to grant options thereunder to all eligible persons. In the event the Board has at least two members who are not either employees or officers of the Company or of any parent or subsidiary of the Company, the Plan will be administered by a committee of not less than two
(2) persons who are such independent directors. The Board designates the optionees, the number of shares subject to the options and the terms and conditions of each option. Certain changes in control of the Company, as defined in the Plan, will cause the options to vest immediately. Each option granted under the Plan must be exercised, if at all, during a period established in the grant which may not exceed ten (10) years from the date of grant. An optionee may not transfer or assign any option granted and may not exercise any options after a specified period subsequent to the termination of the optionee's employment with the Company. The Board may make such amendments to the Plan from time to time it deems proper and in the best interests of the Company provided it may not take any action which disqualifies any option granted under the Plan as an incentive stock option or which adversely effects or impairs the rights of the holder of any option under the Plan.


                        DIRECTORS AND EXECUTIVE OFFICERS


NAME                         AGE                         POSITION

Kenneth W. Schilling         47         President, Chief Executive Officer,
                                        Director
Terry S. Ratliff             41         Vice President, Controller, Director
Mark H. Perkins              35         Vice President of Operations, Director

                  Kenneth W. Schilling, founded the Company's predecessor, SouthWest Financial Systems, in 1979, and has been Chief Executive Officer, President and a Director since the founding of the Company's predecessor. Mr. Schilling studied for a B. S. in electrical engineering at the University of Pittsburgh from 1970 to 1972 but left for military service prior to receiving his degree.

                  Terry S. Ratliff, joined the Company in 1989 as controller and currently serves as Vice President, and Controller. Ms. Ratliff was appointed to Company's Board of Directors on March 5, 1999. Ms. Ratliff graduated from Nicholls State University in

Thibodaux, Louisiana where she received a B.A. in accounting.

                  Mark H. Perkins, joined the Company in 1994 and currently serves as Vice President of Operations. Mr. Perkins was appointed to the Company's Board of Directors on March 5, 1999. Prior to his joining the Company, Mr. Perkins was employed at American Express as a project manager for major systems implementation, a position he held for eight years. Mr. Perkins earned a degree in business management from California State University-Sonoma.


                             EXECUTIVE COMPENSATION


                  Prior to entering the Reorganization with INVNSYS, the Company operated as a development-stage company with no business operations. During this time, the Company's officers and directors were not compensated for their services. Mr. Eric P. Littman served as President and sole Director from January 1, 1995 through July 9, 1998. Thereafter, Mr. John Xinos served as President, Secretary, and Treasurer from July 10, 1998 through December 31, 1998. As Messrs. Littman and Xinos were not compensated for their services, the Company has not included them in the compensation table below.

                  The following table sets forth certain compensation paid or accrued by the Company to Mr. Schilling, the Company's current chief executive officer during fiscal years ended 1998 and 1999.


                                                            OTHER      RESTRICTED
                                                           ANNUAL        STOCK                LTIP     ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY    BONUS    COMPENSATION    AWARD(S) OPTIONS(1)  PAYOUT   COMPENSATION
                                      ($)       ($)          ($)          ($)        (#)       ($)        ($)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling,         1998   $200,000                                       ----
President, Chief Executive
Officer                       1999   $200,000                                     250,000

(1)  Includes 50,000 options granted for service as a director of the Company.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS

                              NUMBER OF
                             SECURITIES
                             UNDERLYING      PERCENT OF TOTAL
                              OPTIONS/         OPTIONS/SARS
                                SARS       GRANTED TO EMPLOYEES         EXERCISE OF
                               GRANTED          IN FISCAL               BASE PRICE                EXPIRATION
           NAME                  (1)               YEAR                   ($/SH)                     DATE
            (a)                  (b)               (c)                      (d)                      (e)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling        250,000              10.7%                     $0.75                   4/21/09


(1) Includes 50,000 options granted for service as a director of the Company. 200,00 options vested upon granting on April 22, 1999, and 25,000 will vest on April 22, 2000 and April 22, 2001 respectively.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

                                                                         NUMBER OF
                                                                        UNEXERCISED         VALUE OF UNEXERCISED
                                                                        OPTIONS AT          IN-THE-MONEY OPTIONS
                            SHARES ACQUIRED ON         VALUE          FISCAL YEAR END     AT FISCAL QUARTER ENDED
                               EXERCISE (#)          REALIZED          EXERCISABLE/            JUNE 30, 1999
           NAME                                         ($)            UNEXERCISABLE            EXERCISABLE/
                                                                                             UNEXERCISABLE (1)
--------------------------------------------------------------------------------------------------------------------
Kenneth W. Schilling                -0-                 -0-            200,000/50,000        $318,000/$179,500


(1)    Based on closing price of the common stock on June 30, 1999 at $1.59.



                  Compensation of Directors

                  Pursuant to the terms of their employment agreements, effective April 22, 1999, Messrs. Schilling, Perkins and Ms. Ratliff each received fifty thousand (50,000) options to purchase fifty thousand (50,000) shares of common stock in consideration for their services as a director of the Company. Each director holds office until the next annual meeting of shareholders or until their successors are elected and qualified.

                  Employment Agreement for Kenneth W. Schilling

                  Effective March 5, 1999, Kenneth W. Schilling and the Company entered into an Employment Agreement (the "Agreement"), as amended as of September 8, 1999.

                  Under the Agreement, Mr. Schilling has been retained to act as President and Chief Executive Officer of the Company. The Agreement is for a term of two (2) years ending March 4, 2001. Under the Agreement, Mr. Schilling shall receive an annual base salary of $200,000.00. In addition, effective April 22, 1999, Mr. Schilling shall receive two hundred fifty thousand (250,000) options to purchase two hundred fifty thousand (250,000) shares of common stock of the Company at an exercise price of $0.75 per share. Two hundred thousand (200,000) options shall be issued in consideration of Mr. Schilling's services as an officer of the Company and fifty thousand (50,000) options shall be issued in consideration for services as a director. Two hundred thousand (200,000) options vested upon granting on April 22, 1999, and twenty-five thousand (25,000) options will vest on April 22, 2000 and April 22, 2001, respectively.

                  The Agreement provides that upon total and permanent disability, as defined in the Agreement, the Company shall pay Mr. Schilling such benefits as may be provided to officers of the Company under any Company provided disability insurance or similar policy or under any Company adopted disability plan. In the absence of such policy or plan, the Company shall continue to pay Mr. Schilling for a period of not less than six (6) months the compensation then in effect as of the effective date of his termination.

                  Mr. Schilling may terminate the Agreement upon written notice, within thirty (30) days following the occurrence of an event constituting "Good Reason," as defined below. Upon the termination by Mr. Schilling for Good Reason, Mr. Shilling will be entitled to receive a payment equal to the lesser of: (1) an amount equal to one-half of his annual base salary in effect at the time of termination; or (2) the remaining compensation due to Mr. Schilling under the terms of the Agreement. If Mr. Schilling fails to exercise his rights to terminate the Agreement for Good Reason within thirty (30) days following an event constituting Good Reason, such rights shall expire and be of no further force or effect.

                  "Good Reason" is defined to mean the occurrence of any of the following events without Mr. Schilling's consent: (1) assignment of Mr. Schilling to any duty substantially inconsistent with his position or duties contemplated by the Agreement or a substantial reduction of his duties contemplated by the Agreement; (2) the removal of any titles bestowed under the Agreement; (3) any material breach or failure of the Company to carry out the provisions of the Agreement after notice and an opportunity to cure; and (4) the relocation of Mr. Schilling, his corporate office facilities, or personnel outside the Phoenix metropolitan area.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


                  Prior to the Reorganization, INVNSYS operated as a closely-held private corporation. While a private company, INVNSYS made loans totaling $992,037 to Kenneth Schilling. These loans are payable on demand and accrued interest at eight percent (8%) during 1997 and six percent (6%) during 1998 and 1999. As of June 30, 1999, the balance of the loans payable by Mr. Schilling to INVNSYS totaled $366,787.00.

                  The Company leases its facility from Lone Cactus Capital Group, L.L.C., a limited liability company in which Kenneth Schilling is a member. The Company believes the terms of the lease are at an arms-length fair market rate.


                            DESCRIPTION OF SECURITIES


                  General. The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, $.001 par value. As of June 30, 1999, there were 25,933,418 shares of common stock outstanding.

                  Common Stock. Holders of shares of common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of the shareholders. Each share of common stock is entitled to receive dividends as may be declared by the Company's Board of Directors out of funds legally available. Management, however, does not presently intend to pay any dividends. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment in full of all creditors of the Company and the liquidation preferences of any outstanding shares of preferred stock, if any. There are no redemption or sinking fund provisions applicable to the common stock.

                  Debentures. The Company has issued Two Hundred Thousand Dollars ($200,000.00) of convertible debentures (the "Debentures"). The Debentures are due on June 21, 2000, bear interest at eight percent (8%) per annum, and are unsecured. Under the terms of the Debentures, the Company is obligated to use its best efforts to include the shares issuable upon conversion of the Debentures in a registration statement filed with the Securities and Exchange Commission ("SEC") under the Securities Act ("Registration Statement") by June 21, 2000. Upon the effectiveness of the Registration Statement, the Debentures shall automatically convert to 300,000 fully paid and nonassessable shares of common stock, $.001 par value.

PART II


             MARKET PRICE OF DIVIDENDS ON THE COMPANY'S AND RELATED
                              SHAREHOLDER MATTERS

                  The Company's common stock is currently traded on the OTC Bulletin Board. The common stock was initially listed under the symbol "EVCV" on June 3, 1998 and trading began on July 16, 1998. On October 26, 1998, the Company changed its trading symbol to "IBIZ." The following charts indicate the high and low sales price for the Company's common stock for each fiscal quarter between September 30, 1998 and June 30, 1999.

                                  [Bar Graph]

                   Fiscal 1998 Common Stock Prices EVCV - iBIZ

                                                         Quarter Ended
                    Stock Price                    Sep - 98         Dec - 98
                    High                            $3.06           $2.69
                    Low                              2.25            1.88

                                  [Bar Graph]
                      Fiscal 1999 Common Stock Prices iBIZ


                                                        Quarter Ended
                    Stock Price                   Mar - 99         Jun - 99
                    High                            $2.06           $2.44
                    Low                              0.94            0.56

                  As of June 30, 1999, Management believes there to be 55 holders of record of the Company's common stock. To date, the Company has not paid any dividends on its common stock. The Company does not currently intend to pay dividends in the future.


                                LEGAL PROCEEDINGS


                  The Company is not currently a party to any lawsuit or proceeding. However, the Company is subject to lawsuits occurring in the regular course of business. Most such lawsuits involve claims for money damages. The Company carries insurance to protect itself against such claims, subject to any applicable deductibles. The Company can give no assurances that future lawsuits will not have a material adverse effect on the Company's financial condition or results of operations.


                     RECENT SALES OF UNREGISTERED SECURITIES


                  On July 10, 1998 the Company issued 3,000,000 shares of common stock, $.001 par value, at a sales price of $.05 per share totaling $150,000. The Company relied upon Regulation D, Rule 504 promulgated under the Securities Act with respect to these sales.

                  Between November 13, 1998 and January 13, 1999 the Company issued 540,318 shares of common stock, $.001 par value, at a sales price of $.35 per share totaling $189,111.30. The Company relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

                  iBIZ Technology Corp.

                  Effective January 1, 1999, the Company entered into a Plan of Reorganization and Share Exchange Agreement with INVNSYS and the below referenced individuals. Pursuant to the Reorganization, the Company issued 16,000,000 shares of common stock, $.001 par value, in exchange for one hundred percent (100%) of the outstanding shares of INVNSYS. The shares were allocated as follows:

                                                              NO. OF SHARES
                                                              -------------
Moorea Trust dated December 18, 1991                            12,120,000
Terry Ratliff                                                    1,771,200
Mark Perkins                                                     1,771,200
Paul Russo                                                          46,400
Frank Ligammari                                                     33,600
Richard Bielfelt                                                    28,800
Terry Neild                                                        228,800

                  The shares issued by the Company were issued pursuant to the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

                  On March 19, 1999, the Company issued 1,293,000 shares of common stock, $.001 par value, at a sales price of $.50 per share and 100,000 shares of common stock, $.001 par value, at a sales price of $.35 totaling an aggregate of $681,500. The Company relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

                  From April 22, 1999 through May 13, 1999 the Company issued options to purchase 3,635,000 shares of common stock, $.001 par value to employees and various consultants. The exercise price of the options is the fair market value on the date of grant which ranged from $0.75 to $1.00 per share. The Company relied upon either Rule 701 or Section 4(2) with respect to the granting of the options.

                  On June 21, 1999 the Company issued Two Hundred Thousand Dollars ($200,000.00) of convertible debentures (the "Debentures"). The Debentures are due on June 21, 2000, bear interest at eight percent (8%) per annum, and are unsecured. Under the terms of the Debentures, the Company is obligated to use its best efforts to include the shares issuable upon conversion of the Debentures in a registration statement filed with the SEC under the Securities Act ("Registration Statement") by June 21, 2000. Upon the effectiveness of the Registration Statement, the Debentures shall automatically convert to 300,000 fully paid and nonassessable shares of common stock, $.001 par value.

                  In June 1999, the Company issued a warrant entitling the holder to acquire 400,000 shares of common stock, $.001 par value, at an exercise price of $0.75 per share for the first 300,000 shares and $1.00 per share for the remaining 100,000 shares.

                  INVNSYS Technology Corporation

                  Effective November 1, 1997, INVNSYS issued the following shares of common stock, One Dollar ($1.00) par value:

                                                             NO. OF SHARES
                                                             -------------
Moorea Trust dated December 18, 1991                               605
Terry Ratliff                                                    1,550
Mark Perkins                                                     1,550
Paul Russo                                                          40
Frank Ligammari                                                     30
Richard Bielfelt                                                    25
Terry Neild                                                        200

                  INVNSYS relied on either Rule 701 promulgated under the Securities Act or Section 4(2) of the Securities Act with respect to all sales and offers referenced above.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


                  Limitation of Liability and Indemnification Matters. The Company's Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of the Company shall not be personally liable to the Company or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of the Company's Articles of Incorporation, as amended, is to eliminate the right of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. The Company believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S

                              FINANCIAL STATEMENTS


              1. INVNSYS Technology Corporation formerly known as Southwest Financial Systems, Inc. Financial Statements October 31, 1998 and 1997.

              2. Financial statements for the eight month period ended June 30, 1999 (iBIZ Technology Corp.) and June 30, 1998 (Southwest Financial Systems, Inc.).

                         INVNSYS TECHNOLOGY CORPORATION

                                FORMERLY KNOWN AS

                        SOUTHWEST FINANCIAL SYSTEMS, INC.

                              FINANCIAL STATEMENTS

                            OCTOBER 31, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                     PAGE NO.
                                                                     --------

INDEPENDENT AUDITORS' REPORT ......................................      1

FINANCIAL STATEMENTS

       Balance Sheets..............................................      2

       Statements of Income........................................      3

       Statement of Changes in Stockholders' Equity................      4

       Statements of Cash Flows....................................     5-6

       Notes to Financial Statements...............................    7-15

           INDEPENDENT AUDITORS' REPORT



To The Board of Directors and Stockholders
Invnsys Technology Corporation
Formerly known as Southwest Financial Systems, Inc.
Phoenix, Arizona

We have audited the accompanying balance sheets of Invnsys Technology Corporation formerly known as Southwest Financial Systems, Inc., as of October 31, 1998 and 1997, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Invnsys Technology Corporation as of October 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




MOFFITT & COMPANY, P. C.

June 14, 1999

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                                 BALANCE SHEETS
                            OCTOBER 31, 1998 AND 1997


                                     ASSETS

                                                    1998           1997
                                                 ----------     ----------
CURRENT ASSETS
       Cash                                      $      200     $      412
       Accounts receivable, trade                   153,536         91,073
       Other receivables                              1,500          1,000
       Corporation income tax refund current              0         19,919
       Inventories                                  323,397        202,320
       Prepaid expenses, current                     24,577          3,882
                                                 ----------     ----------


              TOTAL CURRENT ASSETS                  503,210        318,606
                                                 ----------     ----------



PROPERTY AND EQUIPMENT                               76,536         97,069
                                                 ----------     ----------



OTHER ASSETS
       Note receivable, related party               906,620        666,103
       Deposits                                      20,155         17,765
       Prepaid expenses, long-term                    2,423          5,655
       Deferred tax assets                          145,054        204,756
                                                 ----------     ----------



              TOTAL OTHER ASSETS                  1,074,252        894,279
                                                 ----------     ----------


              TOTAL ASSETS                       $1,653,998     $1,309,954
                                                 ==========     ==========

        LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

                                                       1998              1997
                                                    -----------      -----------
CURRENT LIABILITIES
       Bank overdraft                               $    13,700      $    14,545
       Accounts payable, trade                          780,815          691,944
       Customer deposits                                395,264          267,630
       Notes payable, current                            28,378          215,976
       Accrued liabilities                               63,243           30,713
       Sales and payroll taxes payable                  255,410           61,840
       Corporation income taxes payable,
          Current                                        17,841           13,741
       Deferred income                                   71,031          110,797
                                                    -----------      -----------
              TOTAL CURRENT LIABILITIES               1,625,682        1,407,186
                                                    -----------      -----------
LONG - TERM LIABILITIES
       Notes payable                                    365,325          389,358
       Deferred income taxes payable                      8,224           24,607
                                                    -----------      -----------
              TOTAL LONG - TERM LIABILITIES             373,549          413,965
                                                    -----------      -----------

STOCKHOLDER'S EQUITY
       Common stock, $1.00 par value,
          100,000 shares authorized,
          10,000 shares issued and outstanding           10,000           10,000
       Advance from IBIZ Technology Corp.               158,101                0
       Retained earnings (deficit)                     (513,334)        (521,197)
                                                    -----------      -----------
              TOTAL STOCKHOLDER'S EQUITY
                 (DEFICIT)                             (345,233)        (511,197)
                                                    -----------      -----------
              TOTAL LIABILITIES AND
                 STOCKHOLDER'S EQUITY (DEFICIT)     $ 1,653,998      $ 1,309,954
                                                    ===========      ===========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                              STATEMENTS OF INCOME
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997



                                                 1998            1997
                                              -----------     -----------

SALES                                         $ 3,402,681     $ 2,350,459
COST OF SALES                                   2,219,796       1,579,440
                                              -----------     -----------
       GROSS PROFIT                             1,182,885         771,019
SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES                                     1,145,285       1,249,055
                                              -----------     -----------
       INCOME (LOSS) FROM OPERATIONS               37,600        (478,036)
                                              -----------     -----------
OTHER INCOME (EXPENSES)
       Interest income                             40,320          27,848
       Miscellaneous income                         3,815          10,835
       Gain/loss on disposition of assets           1,500          (6,177)
       Loss on Investment property                      0         (25,600)
                                              -----------     -----------

       TOTAL OTHER INCOME (EXPENSE)                45,635           6,906
                                              -----------     -----------

INCOME (LOSS) BEFORE INCOME TAXES
    (REFUND)                                       83,235        (471,130)
       INCOME TAXES (REFUND)                       75,372        (150,021)
                                              -----------     -----------
NET INCOME (LOSS)                             $     7,863     $  (321,109)
                                              ===========     ===========



NET INCOME (LOSS) PER COMMON SHARE

       Basic and Diluted                      $      0.79     $    (32.11)
                                              ===========     ===========


AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING                                     10,000          10,000
                                              ===========     ===========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997



                                                          ADVANCE
                                    COMMON STOCK         FROM IBIZ
                              -----------------------    TECHNOLOGY      RETAINED
                               SHARES        AMOUNT         CORP.        EARNINGS
                              ---------     ---------     ---------     ---------
BALANCE, NOVEMBER 1, 1996        10,000     $  10,000     $       0     $(200,088)

NET (LOSS) FOR THE YEAR
   ENDED OCTOBER 31, 1997             0             0             0      (321,109)
                              ---------     ---------     ---------     ---------

BALANCE, OCTOBER 31, 1997        10,000        10,000             0      (521,197)

ADVANCE FROM IBIZ
   TECHNOLOGY CORP                    0             0       158,101             0

NET INCOME FOR THE YEAR
   ENDED OCTOBER 31, 1998             0             0             0         7,863
                              ---------     ---------     ---------     ---------

BALANCE, OCTOBER 31, 1998        10,000     $  10,000     $ 158,101     $(513,334)
                              =========     =========     =========     =========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997



                                                                  1998           1997
                                                                ---------      ---------
CASH FLOWS FROM OPERATING ACTIVITIES
       Net income (loss)                                        $   7,863      $(321,109)
       Adjustments to reconcile net income (loss)
         to net cash provided by operating activities
           Depreciation                                            38,604         92,407
           Gain/loss on disposition of equipment                   (1,500)        31,777
           Adjustment of October 31, 1996 retained earnings             0       (248,281)
       Increase (decrease) in
           Accounts receivable, trade                             (62,463)       277,523
           Other receivables                                         (500)         3,000
           Income tax refunds                                      19,919         56,146
           Inventories                                           (121,077)        98,263
           Prepaid expenses                                       (17,463)         8,794
           Deferred tax asset                                      59,702       (204,756)
           Deposits                                                (2,390)            73
           Accounts payable                                        88,871        (32,201)
           Customer deposits                                      127,634        267,630
           Accrued liabilities and taxes                          226,100        (32,104)
           Corporation income taxes payable                       (12,283)        12,469
           Deferred income                                        (39,766)        30,136
                                                                ---------      ---------
              NET CASH FLOWS PROVIDED
                 BY OPERATING ACTIVITIES                          311,251         39,767
                                                                ---------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES
        Acquisition of property and equipment                     (18,071)       (97,923)
        Loans to related party                                   (240,517)       (35,000)
        Proceeds from sale of property and equipment                1,500              0
                                                                ---------      ---------

              NET CASH FLOWS (USED) BY
                INVESTING ACTIVITIES                             (257,088)      (132,923)
                                                                ---------      ---------

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                      STATEMENTS OF CASH FLOWS (CONTINUED)
                  FOR THE YEARS ENDED OCTOBER 31, 1998 AND 1997



                                                 1998            1997
                                               ---------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
       Advance from IBIZ Technology Corp.      $ 158,101      $       0
       Proceeds from notes payable                     0        138,000
       Repayments of notes payable              (211,631)       (32,364)
                                               ---------      ---------

            NET CASH FLOWS PROVIDED (USED)
                BY FINANCING ACTIVITIES          (53,530)       105,636
                                               ---------      ---------
NET INCREASE IN CASH                                 633         12,480
CASH BALANCE (OVERDRAFT), BEGINNING
   OF YEAR                                       (14,133)       (26,613)
                                               ---------      ---------
CASH BALANCE (OVERDRAFT), END
   OF YEAR                                     $ (13,500)     $ (14,133)
                                               =========      =========
SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION
       Cash paid during year:

          Interest                             $  61,117      $  74,108
                                               =========      =========

          Taxes                                $     850      $  50,913
                                               =========      =========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            OCTOBER 31, 1998 AND 1997



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           NATURE OF BUSINESS

           Invnsys Technology Corporation, formerly known as Southwest Financial Systems, Inc., was incorporated in the State of Arizona on July 30, 1980 and is in the business of selling retail and wholesale financial, computing and communication equipment. They also provide repair services and sell maintenance contracts. The corporation currently operates a service center in Phoenix, Arizona.

           ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

           Uncollectible accounts receivable are written off at the time management specifically determines them to be uncollectible. In addition, the allowance for doubtful accounts is provided at an amount determined by management.

                A summary of accounts receivable and the allowance for doubtful accounts is as follows:

                                                          1998         1997
                                                        --------     --------

                    Accounts receivable                 $156,036     $ 98,073

                    Allowance for doubtful accounts        2,500        7,000
                                                        --------     --------

                    Net accounts receivable             $153,536     $ 91,073
                                                        ========     ========

                INVENTORIES

                Inventories are stated at the lower of cost (determined principally by the first-in, first-out method) or market.

                PROPERTY AND EQUIPMENT

                Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacement, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

                The company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                PROPERTY AND EQUIPMENT (CONTINUED)

               Tooling                                  3 Years
               Machinery and equipment               5-10 Years
               Office furniture and equipment        5-10 Years
               Vehicles                                 5 Years
               Leasehold improvements                   5 Years

                ACCOUNTING ESTIMATES

           Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

                REVENUE RECOGNITION

                The company recognizes revenue from product sales when the goods are shipped and title passes to customers.

           SALES OF MAINTENANCE AGREEMENTS

                The revenue received for the maintenance agreements is being reported evenly over the life of the contracts. Such unearned portion is recorded as "deferred income".

                INCOME TAXES

                Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No., 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                NET EARNINGS PER SHARE

                The company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

                RISKS AND UNCERTAINTIES

           The company is in the computer and computer technology industry. The company's products are subject to rapid obsolescence and management must authorize substantial funds for research and development costs in order to stay competitive.

NOTE 2  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

           The company has financial instruments, none of which are held for trading purposes. The company estimates that the fair value of all financial instruments at October 31, 1998 and 1997, as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the company could realize in a current market exchange.

NOTE 3  INVENTORIES

           At October 31, 1998 and 1997, inventories were comprised of:

                                       1998         1997
                                     --------     --------

              Computer equipment     $208,725     $161,212

              Office equipment         25,693       25,689

              Depot                     9,343        9,343

              Demo units               77,576        4,016

              Parts                     2,060        2,060
                                     --------     --------

                   Totals            $323,397     $202,320
                                     ========     ========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997


NOTE 4  PROPERTY AND EQUIPMENT

                At October 31, 1998 and 1997, property and equipment and accumulated depreciation consisted of:

                                                      1998         1997
                                                    --------     --------
              Tooling                               $ 68,100     $ 68,100

              Machinery and equipment                 30,656       75,104

              Office furniture and equipment          60,406       45,476

              Vehicles                                39,141       59,596

              Leasehold improvements                  18,044       18,044
                                                    --------     --------
                                                     216,347      266,320

              Less accumulated depreciation          139,811      169,251
                                                    --------     --------

                   Total property and equipment     $ 76,536     $ 97,069
                                                    ========     ========

                The depreciation expenses for the years ended October 31, 1998 and 1997 were $38,604 and $92,407, respectively.

NOTE 5  NOTE RECEIVABLE, RELATED PARTY

                                                                                   1998        1997
                                                                                --------     --------
              The related note is unsecured, payable on demand and
              accrues interest at 6% for 1998 and 8% for 1997. At October
              31, 1998 and 1997, management believed the notes would not be collected within the current operating cycle and classified the asset as a long-term asset. $615,250 of the loan was
              repaid in 1999.
                       Total                                                    $906,620     $666,103
                                                                                ========     ========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 6  DEFERRED INCOME TAXES

                Deferred income taxes (benefits) are provided for certain income and expenses which are recognized in different periods for tax and financial reporting purposes. Sources of temporary differences and the resulting tax assets and liabilities are as follows:

                                                          1998         1997
                                                        --------     --------
              Deferred tax assets
                   Net operating loss carryforwards     $116,382     $176,591
                   Tax credits                            20,175       20,175
                   Other                                   8,497        7,980
                                                        --------     --------
                        Total                            145,054      204,746

                   Less valuation allowance                    0            0
                                                        --------     --------

                   Net deferred tax assets              $145,054     $204,746
                                                        ========     ========

              Deferred tax liability
                   Property related                     $  8,224     $ 24,607
                                                        ========     ========

NOTE 7  TAX CARRYFORWARD

                The company has the following tax carryforwards at October 31, 1998:

                                                               EXPIRATION
                     YEAR                     AMOUNT              DATE
              ------------------             --------        ----------------
              Net operating loss
                 October 31, 1997            $342,302        October 31, 2012

              Capital loss
                 October 31, 1997              25,600        October 31, 2002

              Contribution
                 October 31, 1995               1,536        October 31, 2000
                 October 31, 1996               2,068        October 31, 2001

NOTE 8  PAYROLL TAXES PAYABLE

                At October 31, 1998, the company was delinquent in the payment and filing of payroll tax returns in the amount of $236,923. The payroll taxes were paid in 1999.

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 9  NOTES PAYABLE

                                                                               1998           1997
                                                                             --------       --------
       Note payable to Community First National Bank due in monthly payments of interest of approximately $3,100. Interest is
       computed at national prime as stated in the Wall Street Journal plus 3 percent. The principal amount is due July 31, 2000. This note is secured by accounts receivable, general intangibles and all equipment and leasehold improvements. The shareholder has personally guaranteed the loan and the bank is the beneficiary
       of an insurance policy on the life of the shareholder.                $340,613       $334,890

       Note payable to Community First National Bank due in monthly installments of principal and interest of $3,754 until May 7,
       1999. Interest is computed at national prime as stated in the
       Wall Street Journal plus 3 percent. This note is secured by accounts receivable, general intangibles and all equipment and leasehold improvements. The shareholder has personally
       guaranteed the loan and the bank is the beneficiary of an
       insurance policy on the life of the shareholder
       The loan was paid off in 1999.                                          23,737         64,798

       Note payable to Community First National Bank due in monthly payments of principal and interest of $545 with interest at 7 percent until March 7, 2004. The note is secured by
       an automobile.                                                          29,353         33,646

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 9          NOTES PAYABLE (CONTINUED)

                                                                                        1998           1997
                                                                                      --------       --------
                Note payable to an individual payable in one payment of $50,000 on February 1, 1998 and a final balance and accrued interest on
                May 21, 1998. The note is secured by a houseboat
                owned by a stockholder of the company.                                $      0       $100,000

                Unsecured note payable from an individual
                with interest computed at 14%.  Principal
                and accrued interest is due December 5, 1997.                                0         72,000
                                                                                      --------       --------

                                                                                       393,703        605,334

                Less:  current portion of long-term debt                                28,378        215,976
                                                                                      --------       --------


                Net long-term debt                                                    $365,325       $389,358
                                                                                      ========       ========

                Maturities of long-term debt are as follows:

                                                                                        1998           1997
                                                                                      --------       --------
                Year ended October 31,

                       1998                                                           $      0        215,976
                       1999                                                             28,378         29,790
                       2000                                                            345,588        339,865
                       2001                                                              5,336          5,336
                       2002                                                              5,721          5,721
                       2003 & thereafter                                                 8,680          8,646
                                                                                      --------       --------

                                                                                      $393,703       $605,334
                                                                                      ========       ========

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 10 OPERATING LEASE - REAL ESTATE

           The company leases office space under a non-cancelable operating lease agreement expiring on July 15, 1999. The lease provides for annual rentals of approximately $40,000 plus increases due to changes in the consumer price index and building operating costs. The lease is guaranteed by the major stockholders of the company.

           Future minimum lease payments, excluding taxes and expenses, are as follows for the years ending October 31:

                                          1998               1997
                                        -------            -------
                        1998            $     0            $47,320
                        1999             35,128             35,128
                                        -------            -------

                                        $35,128            $82,448
                                        =======            =======

NOTE 11 ADVERTISING

           The company expenses all advertising as incurred. For the years ended October 31, 1998 and 1997, the company charged to operations $89,656 and $24,721, respectively, in advertising costs.

NOTE 12 INTEREST

           The company incurred interest expenses for the years ended October 31, 1998 and 1997 of $75,282 and $74,147, respectively.

NOTE 13 WARRANTY RESERVE

           In 1998, the company established a warranty reserve to cover any potential warranty costs on computer equipment that are not covered by the computer manufacturer's warranty.

NOTE 14 ECONOMIC DEPENDENCY

           The company purchases the majority of its computer equipment from three suppliers.

NOTE 15 PLAN OF REORGANIZATION AND STOCK EXCHANGE AGREEMENT

           On January 1, 1999, the company entered into a plan of reorganization with IBIZ Technology Corp., a Florida corporation.

           Under the plan, IBIZ Technology Corp. issued 16,000,000 shares of newly issued unregistered common stock for 100% of the issued and outstanding stock of Invnsys Technology Corporation.

                         INVNSYS TECHNOLOGY CORPORATION
                                FORMERLY KNOWN AS
                        SOUTHWEST FINANCIAL SYSTEMS, INC.
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                            OCTOBER 31, 1998 AND 1997



NOTE 16 OFFICERS' COMPENSATION

                On March 5, 1999, the company entered into three employment agreements with the following officers:

                                                               PRESIDENT                                  VICE
                                                               AND CHIEF             VICE               PRESIDENT
                                                               EXECUTIVE           PRESIDENT/               OF
                                                                OFFICER            COMPTROLLER          OPERATIONS

                      Annual compensation                     $  200,000            $  88,000           $  88,000

                      Options for IBIZ Technology
                         Corp. stock                             250,000              350,000             350,000
                                                                  shares               shares              shares

                      Exercise price per share                $    0.75             $     0.75          $    0.75

NOTE 17          INCOME TAXES FOR YEAR ENDED OCTOBER 31, 1998

                 The net income before taxes was $83,235 and the corporation income taxes was $75,372. The large tax was due to the fact that a number of expenses the company incurred are not deductible for income tax purposes.

iBIZ TECHNOLOGY CORPORATION AND CONSOLIDATED SUBSIDIARY
(INTERNALLY PREPARED-UNREVIEWED & UNAUDITED)
FOR NOVEMBER 1998 THRU JUNE 1999 AND
INVNSYS TECHNOLOGY CORPORATION FOR
NOVEMBER 1997 THRU JUNE 1998


                                                                                       INTERNALLY             INTERNALLY
                                                                                         PREPARED               PREPARED
                                                                                -----------------   --------------------
                                                                                                                    iBIZ
                                                                                          INVNSYS           CONSOLIDATED
                                                                                      11/97-06/98            11/98-06/99
                                                                                -----------------   --------------------




ASSETS

CURRENT ASSETS
        Cash                                                                                  200                 83,653
        Accounts receivable, trade                                                        423,625                131,190
        Other receivables                                                                   1,000                    553
        Corporation income tax refund current                                                   0                      0
        Inventories                                                                       332,954                256,548
        Prepaid expenses, current                                                           6,733                 26,455
                                                                                -----------------   --------------------

                    TOTAL CURRENT ASSETS                                                  764,512                498,399

PROPERTY AND EQUIPMENT                                                                     87,579                 73,979

OTHER ASSETS
        Investments                                                                       303,995
        Note receivable, related party                                                    476,892                366,787
        Deposits                                                                           32,220                 19,650
        Prepaid expenses, long-term                                                             0                      0
        Deferred tax assets                                                                     0                305,054
                                                                                -----------------   --------------------

                    TOTAL OTHER ASSETS                                                    813,107                691,491
                                                                                -----------------   --------------------

                    TOTAL ASSETS                                                        1,665,198              1,263,869
                                                                                =================   ====================


LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES
        Bank overdraft                                                              91,053                             0
        Accounts payable, trade                                                    367,439                       536,513
        Customer deposits                                                          754,104                       160,018
        Notes payable, current                                                     392,362                        73,861
        Accrued liabilities                                                         53,528                        49,771
        Sales and payroll taxes payable                                            116,319                        86,761
        Corporate income taxes payable, current                                     13,791                        18,666
        Deferred income                                                            110,750                        77,159
        Deferred income taxes payable                                             (136,830)
        Convertible debentures, payable                                                                          200,000
                                                                             -------------       -----------------------

                  TOTAL CURRENT LIABILITIES                                      1,762,516                     1,202,749

LONG-TERM LIABILITIES
        Accounts payable, long term                                                143,000
        Notes payable                                                                    0                        21,372
        Deferred income taxes payable                                                                              8,224
                                                                             -------------       -----------------------

                  TOTAL LONG-TERM LIABILITIES                                    143,000                          29,596

STOCKHOLDER'S EQUITY

        Common stock, $1.00 par value,
        100,000 shares authorized,
        10,000 shares issued and outstanding                                        10,000                             0

        Common stock
          Authorized - 100,000,000 shares, par
            value $.001 per shares
          Issued and outstanding - 25,985,918 shares                                                              25,986
        Paid in capital in excess of par value of stock                                                          964,207
        Advance from iBIZ Technology Corp.
        Advances on stock subscriptions
        Retained earnings (deficit)                                               (250,319)                     (958,669)
                                                                             -------------       -----------------------

                  TOTAL STOCKHOLDER'S EQUITY
                  (DEFICIT)                                                       (240,319)                       31,524
                                                                             -------------       -----------------------

                  TOTAL LIABILITIES AND
                  STOCKHOLDER'S EQUITY (DEFICIT)                                 1,665,198                     1,263,869
                                                                            ==============      ========================



STATEMENT OF INCOME

SALES                                                                            1,963,354                     1,509,777

COST OF SALES                                                                   (1,136,492)                    1,125,543
                                                                             -------------       -----------------------

              GROSS PROFIT                                                         826,863                       384,234

SELLING, GENERAL AND ADMINISTRATIVE
    EXPENSES                                                                      (628,575)                      963,579
                                                                             -------------       -----------------------

PROFIT (LOSS) BEFORE OTHER INCOME                                                  198,288                      (579,345)

OTHER INCOME
              Cancellation of debt                                                                               148,033
              Other income                                                         147,962                        20,147
                                                                             -------------       -----------------------

              TOTAL OTHER INCOME                                                   147,962                       168,180

PROFIT (LOSS) BEFORE INCOME TAX REFUND                                             346,250                      (411,165)

              PROVISION FOR INCOME TAXES (REFUND)                                   75,372                      (135,150)
                                                                             -------------       -----------------------

NET (LOSS)                                                                         270,878                      (276,015)
                                                                             =============       =======================






CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOWS FROM OPERATING ACTIVITIES
              Net (Loss)                                                           270,878                     (276,015)
              Adjustment to reconcile net (loss) to
                net cash (used) by operating activities
                   Depreciation                                                      9,490                        27,670
                   Cancellation of debt                                                                        (148,033)
              Increase (decrease) in
                Accounts receivable, trade                                       (332,552)                        22,346
                Other receivables                                                                                    947
                Inventories                                                      (130,634)                       147,570
                Prepaid expenses                                                     2,804                           545
                Deferred tax asset                                                 204,756                     (160,000)
                Deposits                                                          (14,455)                           505

                Accounts payable                                                 (181,505)                     (259,398)
                Customer deposits                                                  486,474                     (235,246)
                Accrued liabilities                                               (84,093)                     (193,777)
                Corporate Income Tax Refund                                         19,919
                Deferred income                                                       (47)                         6,128
                                                                             -------------       -----------------------

                          NET CASH FLOWS (USED)
                            BY OPERATING ACTIVITIES                                251,036                   (1,066,758)

CASH FLOWS FROM INVESTING ACTIVITIES
              Purchases of property and equipment                                                               (25,113)
              Repayment of related party loans                                   (114,784)                       539,833
                                                                             -------------       -----------------------

                          NET CASH FLOWS PROVIDED BY
                            INVESTING ACTIVITIES                                 (114,784)                       514,720

CASH FLOWS FROM FINANCING ACTIVITIES
              Net proceeds from issuance of common stock                                                         747,661
              Proceeds from issuance of convertible debentures                                                   200,000
              Decrease in notes payable                                          (212,972)                     (298,470)
                                                                             -------------       -----------------------

                          NET CASH FLOW PROVIDED
                            BY FINANCING ACTIVITIES                              (212,972)                       649,191
                                                                             -------------       -----------------------

NET INCREASE IN CASH                                                              (76,720)                        97,153

CASH BALANCE (OVERDRAFT), OCTOBER 31, 1997 (1998)                                 (14,133)                      (13,500)
                                                                             -------------       ------------------------

CASH BALANCE (OVERDRAFT), JUNE 30, 1998 (1999)                                    (90,853)                        83,653

SUPPLEMENTAL DISCLOSURE OF CASH
  FLOW INFORMATION

              Cash paid during year:
                Interest                                                            24,970                        26,490
                Taxes                                                                    0                             0

NON CASH INVESTING AND FINANCING
  ACTIVITIES

              Issuance of company stock for investment in
                INVNSYS Technology Corporation                                                                     6,000

              Cancellation of debt                                                                               148,033

                                    PART III


                                INDEX TO EXHIBIT


    EXHIBIT NO.                                         DESCRIPTION                                       PAGE NO.
    -----------                                         -----------                                       --------

       2.01          Plan of Reorganization and Stock Exchange Agreement dated January 1, 1999
       3.01          Articles of Incorporation, as amended
       3.02          Bylaws
       10.1          Citrix Business Alliance Membership Agreement dated February 10, 1999, between
                     INVNSYS and Citrix Systems, Inc.
       10.2          Client Software License Agreement dated December 30, 1998, between INVNSYS
                     Citrix Systems, Inc.
       10.3          iBIZ Technology Corporation Distributed Software License Agreement dated June 2,
                     1999, between the Company and Jeremy Radlow
       10.4          3Com Designed for Palm Computing Platform Logo License Agreement, between the
                     Company and Palm Computing, Inc.
       10.5          iBIZ Technology Corp. Stock Option Plan dated January 31, 1999
       10.6          Form of Stock Option
       10.7          Lease Agreement dated June 1, 1999, between the Company and Lone Cactus Capital
                     Group, L.L.C.
       10.8          Strategic Teaming and Marketing Agreement dated February 18, 1999, between the
                     Company and Global Telephone Communication, Inc.
       10.9          Form of iBIZ Technology Corp. Common Stock Purchase Warrant
       10.10         Form of iBIZ Technology Corp. Convertible Debenture
       10.11         Employment Agreement dated March 5, 1999, as amended, between the Company,
                     INVNSYS and Kenneth Schilling
       10.12         Employment Agreement dated March 5, 1999, as amended, between the Company,
                     INVNSYS and Terry Ratliff
       10.13         Employment Agreement dated March 5, 1999, as amended,
                     between the Company, INVNSYS and Mark Perkins
        11.          Statement re: Computation of Earnings per share
        21.          Subsidiaries of Registrant
        27.          Financial Data Schedule

                  Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                    Dated this _____________ day of __________________ , 1999



                     iBIZ TECHNOLOGY CORP., A FLORIDA
                     CORPORATION


                     By:_______________________________________________________
                          Kenneth W. Schilling, President, Director




                     By:_______________________________________________________
                          Terry S. Ratliff, Vice President,
                          Comptroller, Director




                     By:_______________________________________________________
                          Mark H. Perkins, Vice President of Operations,
                          Director

                                INDEX TO EXHIBIT


    EXHIBIT NO.                                         DESCRIPTION                                       PAGE NO.
    -----------                                         -----------                                       --------

       2.01          Plan of Reorganization and Stock Exchange Agreement dated January 1, 1999
       3.01          Articles of Incorporation, as amended
       3.02          Bylaws
       10.1          Citrix Business Alliance Membership Agreement dated February 10, 1999, between
                     INVNSYS and Citrix Systems, Inc.
       10.2          Client Software License Agreement dated December 30, 1998, between INVNSYS
                     Citrix Systems, Inc.
       10.3          iBIZ Technology Corporation Distributed Software License Agreement dated June 2,
                     1999, between the Company and Jeremy Radlow
       10.4          3Com Designed for Palm Computing Platform Logo License Agreement, between the
                     Company and Palm Computing, Inc.
       10.5          iBIZ Technology Corp. Stock Option Plan dated January 31, 1999
       10.6          Form of Stock Option
       10.7          Lease Agreement dated June 1, 1999, between the Company and Lone Cactus Capital
                     Group, L.L.C.
       10.8          Strategic Teaming and Marketing Agreement dated February 18, 1999, between the
                     Company and Global Telephone Communication, Inc.
       10.9          Form of iBIZ Technology Corp. Common Stock Purchase Warrant
       10.10         Form of iBIZ Technology Corp. Convertible Debenture
       10.11         Employment Agreement dated March 5, 1999, as amended, between the Company,
                     INVNSYS and Kenneth Schilling
       10.12         Employment Agreement dated March 5, 1999, as amended, between the Company,
                     INVNSYS and Terry Ratliff
       10.13         Employment Agreement dated March 5, 1999, as amended, between the Company,
                     INVNSYS and Mark Perkins
       21.           Subsidiaries of Registrant
       27.           Financial Data Schedule